Exhibit (c)(1)

REQUESTED BY HONG KONG SECURITIES AND FUTURES COMMISSION
THE FINANCIAL AND OTHER INFORMATION CONTAINED IN THE PRESENTATION WAS EXTRACTED FROM PUBLICLY AVAILABLE INFORMATION AND WAS NOT INTENDED TO BE USED IN THE COMPOSITE DOCUMENT IN RELATION TO THE H SHARE OFFER AND WAS THEREFORE NOT PREPARED WITH A VIEW TO ENSURING COMPLIANCE WITH RULE 10 OF THE TAKEOVERS CODE.

Confidential
Presentation to:
UPDATE ON POTENTIAL ACQUISITION OF THE MINORITY INTERESTS IN JILIN CHEMICAL
17 May 2005

1 INTRODUCTION
2 OVERVIEW OF JILIN CHEMICAL
3 STRATEGIC RATIONALE FOR ACQUISITION
4 VALUATION CONSIDERATIONS
5 KEY CONSIDERATIONS FOR THE OFFERING PROCESS
6 CONCLUSIONS AND NEXT STEPS
APPENDIX
A. Overview of Regulations

1	INTRODUCTION

Introduction
„	Citigroup understands that PetroChina is considering the potential acquisition of the minority shareholders’ equity in Jilin Chemical Industrial Co. Ltd

„	This is an update of the presentation given on 24th January 2005. Specifically in this presentation, we provide the following:
•	Overview of the market and strategic rationale for the transaction

•	Valuation and structuring considerations

•	Timing issues and the offer mechanism and process
„	Following Sinopec’s acquisition of the minority shareholders’ equity in Yanhua Petrochemical and the reaffirmation of the large state-controlled energy groups’ intention to reduce the number of publicly listed H share subsidiaries, we believe the market will be watching the other relevant companies such as Jilin Chemical

„	The share price has decreased by 38% over the past 6 months, we believe that this is mainly due to the high feedstock costs for the loss making refining business (historically high crude costs) and the speculation of the RMB devaluation. Analysts have reduced their 2005E forecasts for Jilin to reflect these concerns

„	However, petrochemical prices have remained relatively high and hence have effectively supported Jilin’s performance

„	Jilin Chemical currently trades on an approximate 15% discount to its PRC peer group although this discount may narrow if there is speculation about PetroChina buying out the minorities
Citigroup is delighted to provide an update of our analysis and thoughts on PetroChina’s potential acquisition of the minority shareholders’ equity in Jilin Chemical Industrial Co. Ltd.

Citigroup’s Proposed Transaction Team
„	Citigroup’s transaction team would be overseen by Citigroup’s Senior Steering Committee which has extensive investment banking experience across M&A and the Energy and Chemicals sector

„	PetroChina’s key core team would be located in Hong Kong and Beijing but would draw upon resources from the Global Energy & Chemicals and Asia-Pacific M&A Group if needed
Citigroup — Senior Steering Committee

Alberto Verme	Francis Leung*	Mark Renton
Managing Director,	Chairman,	Managing Director,
Head of Global Investment	Asia Investment Banking	Head of Asia-Pacific
Banking		Investment Banking
Citigroup — Core Execution Team

China Investment		Global Energy & Chemicals M&A
Banking	Asia-Pacific M&A	Hong Kong	New York

Amanda Lu*	Gordon Paterson*	Marc Benton*	Steve Schaible
Director Qin Hua* Associate Sidney Sha* Analyst	Managing Director Head of Asia-Pacific M&A David Putnam Director	Director, Head of Asia-Pacific Energy and Chemicals Simon Oxley* Associate	Managing Director Head of North America Energy & Chemicals Brian Byrne Director

NOTE: * represents member of Project 819 Team
The Citigroup team combines both extensive sector knowledge and experience with domestic PRC M&A knowledge. In addition, we have benefited from our extensive Interaction with PetroChina whilst working on Project 819.

Overview of Citigroup’s Global Energy & Chemicals Team
„	The diagram below highlights Citigroup’s global coverage in the Energy & Chemicals sector. In total, over 90 professionals worldwide service clients in the energy and chemicals investment banking franchise
London Citigroup 106.7 ___28 IB Energy & Chemicals specialists #3 rated Oil & Gas Equity Research Moscow Deutsche Bank AG 95.8 New York ___team ___5 IB Energy & Chemicals ___42 IB Energy & Chemicals ___Dedicated Energy & Chemicals specialists Rothschild 82.8 specialists teams in FI, High Yield and Equity ___Continued presence in Russia ___Dedicated Energy & Chemicals since 1995 teams in FI, High Yield and ABN AMRO 80.9 Equity
Hong Kong JP Morgan 24.8
___ 5 Energy & Chemicals focused IB professionals
0.0 20.0 40.0 60.0 80.0 100.0 120.0
___Interface with offices in Singapore, Houston India and Japan (US$billion)
___8 IB Energy & Chemicals ___Leading equity research on main specialists Asian Energy & Chemicals
___Energy, Power & Chemicals Global Energy Sector Coverage
1. Citigroup 2. JP Morgan Citigroup 2,366
3. ABN Amro 4. Deutsche Bank
5. Goldman Sachs Sydney/Melbourne Goldman Sachs & Co 2,288
6. Morgan Stanley
7.HSBC ___5 Energy & Chemicals focused IB 8.CSFB professionals 9. Merrill Lynch JP Morgan 1,874 10. BNP Paribas ___Day-to-day coverage of
Source: Petroleum Economist, June 2002. Australian oil & gas Based on average of regional rankings.
Lazard 1,865 Banca IMI 1,766
500 1,000 1,500 2,
000 2,500 US$ millions
„	Citigroup is also the # 1 M&A advisor in Asia-Pacific Energy & Chemicals (2004 and 2003 / 2004 combined) and the leading Asia-Pacific M&A advisor across all sectors and has consistently been in the top 3 for total Asia-Pacific M&A for the last 3 years
Citigroup’s Energy & Chemicals team is operated globally.
The diagram highlights the distribution of the approximately 90 professionals servicing clients in the energy and chemicals sector worldwide.
Citigroup is the clear market leader in the Global Energy & Chemicals sector; #1 ranked M&A adviser in the Global Energy Sector in 2002, 2003 and 2004.

2 OVERVIEW OF JILIN CHEMICAL

Overview of Jilin Chemical
Company Overview
„	Jilin Chemical Industrial Co. Ltd. was established on December 13, 1994 and currently is one of China’s leading producers of basic chemicals and chemical raw materials

„	The companies operations are carried out predominantly in the PRC

„	The headquarters and production facilities are located in Jilin Province in Northeast China

„	The company has four principal product groups:
•	petroleum products

•	petrochemicals and organic chemicals

•	synthetic rubber and chemical fertilizers and

•	inorganic chemicals
Operational Overview
„	The Company comprises 11 operating units

„	The 6 major production units are: a petroleum refinery, an organic synthesis plant, a calcium carbide plant, a dyestuff plant, a chemical fertilizer plant and an ethylene cracker plant

„	Ancillary functions include a power plant, a waste water treatment plant, a railway transportation branch, a sales and marketing branch, and a procurement branch

„	It occupies an area of approximately 850,000 km2 with a gross floor area of the production and other facilities of close to 1.5 million square meters

Market Data and Financial Overview
	US$ Million		RMB Million

Market Price (13/5/05)			HK$1.70 / RMB 3.32
Market Capitalisation(1)	$1,270.1		Rmb 10,512.1
Enterprise Value	1,751.2		14,493.9

	2005E		2006E

EV/ EBITDA	3.7	x	4.0	x
P/E(1)	5.2		6.4

(1)	Blended Market Capitalization

	Fiscal Year Ending December 31,
(RMB in millions, except per share data)	2001A		2002A		2003A	2004A

Net Sales	Rmb 12,519		Rmb 13,138		Rmb 20,653	Rmb 31,857
% Growth		—		5.0%	57.2%	54.3%
EBITDA		(342)		886	1,927	3,607
% Margin		(2.7%)		6.7%	9.3%	87.2%
EBIT		(1,308)		(223)	895	2,570
% Margin		(10.5%)		(1.7%)	4.3%	187.0%
Net Income		(1,817)		(850)	428	2,545

Diluted EPS	(Rmb 0.51)		(Rmb 0.24)		Rmb 0.12	Rmb 0.71

D & A		966.8		1,108.5	1,032.0	1,038.0
Capital Expenditures		866.9		791.7	675.1	642.0

Synthetic Other Products Chemical Rubber and Services Fertilizers & 6% 10% Inorganic products 2%
Petrochemical & Organic products Petroleum 40% 42%
Jilin Chemical is one of the major producers of petroleum products and base chemicals based in Northeastern China.
Sales and profitability have been on an upward trend since 2001 due to higher demand levels and Government tax breaks.
However, 4Q04 and 1Q05 were impacted by high feedstock costs and lower than expected income tax benefit.

Overview of Jilin chemical — SWOT Analysis
Strengths
Δ	Enjoying historically high refining and petrochemical margins globally and in Asia

Δ	The combination of continued strong China and Southeast Asia growth with the limited refining / petrochemical capacity until late 2006 is helping to maintain record Asian crack spreads

Δ	Jilin Chemical is benefiting from Chinese Government tax breaks

Δ	Recent debt restructuring and pay down have benefited Jilin Chemical through lower financing costs
Opportunities
Δ	Jilin Chemical currently under-valued relative to its peers therefore could benefit from multiples’ re-rating

Δ	EBITDA margins are lower than regional sector averages. Following improvements in financing structure and tax breaks, Jilin Chemical should be able to improve margins

Δ	Further integration of operations with PetroChina could lead to additional synergy potential

Δ	Production volume growth potential with Jilin Chemical management undertaking a two-stage debottlenecking programme
Weaknesses
Ñ	Loss making refining business impacted by high crude costs

Ñ	Jilin Chemical’s tax burden will increase as its cumulative loss carry forwards from past years have been fully offset against taxable income

Ñ	Market concerned that PetroChina will inject low return downstream assets into Jilin Chemical
Threats
Ñ	Market speculation that refining and petrochemical margins have peaked with speculation that the historically high margins are unsustainable, therefore could potentially be buying in at late stage of the cycle

Ñ	Threat of over capacity of refined and petrochemical products in late 2006 / 2007 due to aggressive expansion projects in Asia and the Middle East
Jilin Chemical is gaining full benefit from both historically high refining margins, tax benefits and improved operational performance.
Market concerns surrounding peaking refining and petrochemical margins and potential injection of low return assets by PetroChina.

3 STRATEGIC RATIONALE FOR ACQUISITION

Strategic Rationale for Acquisition of Jilin Chemical Minorities
„	We believe that the market would react positively to PetroChina’s acquisition of the minority shareholders’ equity in Jilin Chemical, the recent share price decline has given some flexibility on this

„	We have provided supporting analysis in the following pages and sections
CLEAN UP CORP STRUCTURE
„	The acquisition of Jilin Chemical’s minority shareholders would be a clear signal to the market of PetroChina’s commitment to transparency and reducing the number of publicly listed subsidiaries

„	Reduce intra-group competition
POTENTIAL SYNERGIES
„	Further integrate Jilin Chemical’s business and operations with PetroChina to achieve cost reduction and leverage PetroChina’s integrated upstream, mid stream and downstream channels
•	Greater protection against high feedstock costs and improved capital allocation and capex management
„	Frees up Jilin Chemical’s management from Listco related matters and allows them to focus on business
CHINA’S ECONOMIC GROWTH / DEMAND
„	China has a forecast GDP growth rate in excess of 7.5% for the next 3 years and growing personal income levels and car parc growth is helping to further fuel demand for refined and petrochemical products
STRONG MARGINS / MARKET GROWTH /
„	PetroChina would also be able to gain full economic benefit from the refining and petrochemical margins which remain at near to historical highs; Jilin Chemical is capitalizing on the sustained demand growth for refining and petrochemicals in China having successfully increased its utilization rate and benefited from additional upgrading / debottlenecking that were postponed during Jilin Chemical’s period of non-profitability
VALUATION CONSIDERATION
„	Jilin Chemical is currently undervalued relative to its peers, as demonstrated by Sinopec’s recent acquisition of the minorities in Beijing Yuanhua at a 10% premium to the market price prior to announcement implying a 20% valuation difference (EV/EBITDA 2005E). In addition, the current market’s focus on the refining and petrochemical space, thanks to the revival of margins and the recent spate of IPO’s, indicates that the potential transaction would be well received by the market
MARKET SENTIMENT
„	Market’s views on Jilin are muted following disappointing 4Q04 and 1Q05 earnings due to high feedstock costs and lower-than-expected petrochemical margins
TAX BREAKS
„	The tax benefits for stated-owned enterprises located in Northeast China companies are less than originally estimated following clarification by tax authorities that Jilin can only shorten depreciation for un-depreciated fixed assets and newly bought assets thereby reducing the previously assumed positive net income impact
TIMING / PROCESS
„	Citigroup would recommend PetroChina make an open approach in 3Q05 close to the time PetroChina announces its results and future strategy and once Project 819 has been announced. This would enable PetroChina to emphasize its commitment to its stated strategy and its commitment to only pursuing opportunities that fulfill its returns requirements
Citigroup believe the acquisition of Jilin Chemical’s minority shareholders would be well received by the market.
The market is bullish about China’s growth prospects and the economic fundamentals support this view.
Jilin Chemical is well positioned to capitalize on the sustained strong margins in refining and petrochemicals and the acquisition would support PetroChina’s aim to improve corporate holding efficiency.

Is China Growth Sustainable.... Economic Growth Prospects / Challenges
1,800 10% 8% 1,200 6% US$ 4% 600 2%
00% 1999 2000 2001 2002 2003 2004E 2005E 2006E GDP per capita (US$) Real GDP Growth Ratio (%)
For three fundamental reasons, Citigroup is cautiously optimistic on the sustainable growth of China’s economy:
Δ	Ongoing institutional reforms
•	China has been implementing economic reforms for more than two decades, which have delivered huge productivity and efficiency gains

•	Policymakers are not only fully aware of the institutional hurdles the economy faces but are also determined to push through the necessary changes
Δ	Income levels are still very low
•	China’s GDP per capita was about 11% of the US’s

•	However, per capita income levels are rapidly increasing creating greater consumer demand
Δ	China is still largely an agrarian economy with huge surplus labor in the countryside
•	Rapid growth is relatively easy as shifting of labor from agrarian to industrial activities can generate immediate efficiency/productivity
Citigroup estimates long-term growth potential of 7.5% for China versus 3.7% for the US and 2.7% for Japan
1,200
1,000
800
US$ 600 400
200 0 1999 2000 2001 2002 2003
Disposable Income per Capita
To realize the potential of growth, China will need to overcome major barriers:
Ñ	Deficiency of capital allocation and banking problems
•	In China long-term bond yields are approximately 3%. This low cost of capital for the state sector has led to some growth excess capacity, effectively subsidizing capital-intensive industries
•	The underperforming banking system could increase the risk of financial crisis
Ñ	Fiscal burdens
•	Chinese government’s real total fiscal burdens amount to about 115% of GDP, according to Citigroup estimation
Ñ	Corruption

Ñ	Income inequality and regional disparity
•	Urban wages have risen more than 10% in real terms during 2004 and migrant workers’ wages may be growing even faster
Ñ	Unemployment — China Academy of Social Sciences estimates real urban unemployment rates of around 12% in 2002 (official data 4%)
China is the world’s fastest growing major economy.
Rising income levels and robust FDI (av. US$51bn per year 2000-03) and trade flows underpin sustained economic growth. Chinese government expects to quadruple the GDP between 2000-2020.
Reserves continue to build while inflation remains under control for now.

Overview of Global Refining Margins
„	Regional refinery margins have increased dramatically, due to a number of sustainable and anomalous factors including:
•	Higher refinery utilization rates driven by strong oil transport demand growth for across China and Southeast Asia

•	More limited gasoline exports from China, and a strong pick-up in regional jet fuel demand spurred by both strong passenger and cargo traffic

•	Strong crude oil prices are a reflection of product demand; in particular prices for light products such as gasoline and jet fuel have risen sharply

•	China’s strong car parc growth expected to increase 10% per year for the next 20 years with China currently having 20 cars per 1,000 people compared with Western Europe’s 450 cars per 1,000

•	Base case assumptions: Singapore crack Gross Refining Margin (“GRM”) US$6.00 for 2005 and US$5.00 for 2006
100.0 8.0 95.0 7.0 90.0 6.0
85.0 5.0
%
80.0 4.0 US$/bbl BEP 75.0 3.0 70.0 2.0 65.0 1.0
60.0 0.0 China Utilization (%) Left Axis AP- Total Utilization (%) Left Axis Singapore Crack Margin ($/bbl) Right Axis
Light products prices in Asia have tracked more expensive Europe and US prices but Asia uses cheaper crude feedstock, thus reference margins have expanded.
Jilin sources the majority of its crude from the Daqing and Fuyu oilfields which are similar crude types to Dubai.
China refined product growth is being driven by dramatic car parc growth and individual income growth.
Threat of low environmental regulations relative to regional peers could lead to the China market being swamped with low grade fuels.

Ethylene Capacity Expansion
„	Petrochemical margins are at historical highs with margins matching the crude price uplift and China growth is ensuring demand outstrips regional supply

„	However, with new production in the Middle East and additional Middle East and China production earmarked for 2006 there is a strong possibility of a supply glut in late 2006 / 2007, therefore continued demand is reliant on China and South East Asia growth

„	Similar to previous cyclical upturns, many petrochemical players are ramping up capacity expansion plans to take advantage of positive internal FCFs, however the net effect is a worldwide oversupply of product that outstrips growth and the higher cost producers ultimately suffer

„	PRC has confirmed a number of capacity expansion projects in China as well as Greenfield projects and there are a number of projects outstanding, again, the demand for the projects is likely to be met by internal China demand, however, huge capacity expansion plans in the Middle East in 2006/07 could worsen the eventual downturn

„	The following graphs indicate the forecast Middle East & Asian ethylene production capacity and Smith Barney’s view of forecast capacity expansion
80,000
60,315 52,515 48,879 60,000 45,687 40,830 36,484
40,000 20,000 0 2004E 2005E 2006E 2007E 2008E 2009E China Japan Korea (South) Taiwan
Singapore
Note: M.E.= Iran, Iraq, Israel, Kuwait, Qatar, Saudi Arabia, Turkey and UAE
18,000 35% 16,000 30% 14,000 25% 12,000 10,000 20% 8,000 15%
(‘000 tonnes) 6,000
10% 4,000 PRC Ethylene Capacity 5% 2,000 Year-on-Year Growth Rate
0 0% 2003 2004E 2005E 2006E 2007E 2008E 2009E Total PRC Capacity Growth (YoY %)
Source: CMAI and Smith Barney estimates
Middle East and East Asia ethylene capacity is set to expand by 34% over the next 3 years.
China’s ethylene capacity is set to expand by 100% over the next 3 years.
The Middle East and China have the lowest ethylene cash costs relative to their Asian peers (M.E. US$145 per tonne, relative to US$270 — US$315 per tonne in SE and NE Asia respectively).

Brokers’ Views of Jilin and Review of PRC Tax Incentive Programme
Brokers’ Views of Jilin Chemical

Name	Date	Recommendation		2005E	2006E

Deutsche Bank	3/18/2005	Hold	P/E	5.5x	6.8x

			EV/ EBITDA	3.8	4.2
Key Comments
The Analyst expect Jilin’s earnings to have peaked, as a result of the lack of petrochemical volume growth, reduced income tax benefit and consequently higher tax burden.
Refining division made losses in 4Q04 as a result of high crude oil prices and a lagging increase in product prices.
Gross margins of petrochemicals and synthetic rubber divisions fell further than expected to 29.6% and 2.8% respectively, in 4Q04, vs 38.6% and 18.8% in 3Q04
Expansion of Jilin’s No. 2 ethylene cracker from 380,000tpa to 600,000tpa is currently taking place. Targeted completion is in 2H06. Capex is funded by PetroChina and no information on whether this asset will be transferred to Jilin.
Ethylene and Propylene prices are expected to stay high despite increasing availablility of spot supply. This increased availability explains the lower earnings in 2004 but the analyst believes this will subside and 2005 prices will improve from 4Q04 prices.
China’s Preferential Tax Policy for Companies in the Northeastern Provinces
„	A pilot VAT programme was launched by the Chinese Government in the Northeast Provinces in September

„	Aimed to shift from production-based VAT to a consumption-oriented mechanism in eight industries like oil, chemicals, car-making and metallurgy

„	Government plans to implement the consumption-based VAT system throughout the country based on the experiences of the pilot in the Northeast Provinces

„	This VAT project is one of the preferential tax policies the PRC government granted to the northeastern rust belt to revive the former industrial heartland of China

„	This offers companies in the northeastern provinces tax breaks by shortening the depreciation period for un-depreciated assets and newly bought assets. The previous interpretation of this tax benefit was that depreciation could be as reduced by as much as 40%, however, the tax authorities recently clarified their position

„	More than 40,000 companies are likely to benefit from the VAT reform in Liaoning, Jilin and Heilongjiang
There are a very limited number of research analysts that cover Jilin Chemical.
Jilin is benefiting from a PRC tax incentive programme that aims to shift from production-based VAT to a consumption-oriented mechanism in eight industries including oil and chemicals.

4 VALUATION CONSIDERATIONS

Jilin Chemical Share Price Performance
3.50 (1) (2) (3) (4) (5) (6) (7) (8) (9) 350,000 3.00 300,000 2.50 250,000
Price 2.00 200,000 1.50 150,000 Volume (‘000) 1.00 100,000
0.50 50,000
0.00 0 1/1/2003 4/1/2003 7/1/2003 10/1/2003 1/1/2004 4/1/2004 7/1/2004 10/1/2004 1/1/2005 4/1/2005
Volume Price

1)	07/01/2003: Jilin Chemical announced that it will soon start expanding its ethylene production capacity

2)	08/13/2003: Jilin Chemical resumes A shares trading in Shenzhen stock exchange

3)	11/14/2003: Jilin Chemical to buy water filtering systems and 781 workshop section ammonia liquefaction facilities for Rmb 159.5 mm funding the purchase with money owed by the JCGC (a Group Company)

4)	01/02/2004: Jilin Chemical board approved the above purchase

5)	04/21/2004: Announced 2003 annual results with turnover of Rmb 20.7 bn and net income of Rmb 428 mm and an explosion at Jilin Chemical killed two people

6)	07/14/2004: Jilin Chemical announced that it expects its net consolidated profit to increase between 100-150% for 1H04

7)	10/26/2004: Announced 3rd quarter results, net profit leapt 15-fold as a result of plants operating at full capacity and Government’s preferential tax policy for the northeast

8)	03/17/2005: Announced 2004 profit rose 6 times on high demand, net income rose to Rmb 2.54 bn from Rmb 427.6 mm

9)	04/20/2005: Announced disappointing 1Q05 results, profit fell 43% compared to 2004 despite higher sales volume
Since November 2004, the share price has dropped 38% following disappointing 4Q04 and 1Q05 results, due to high feedstock costs and reduced petchem margins combined with the reduced benefit of the loss carry-forward tax offset and the PRC tax break.

Valuation of Jilin Chemical Relative to its Regional Sector Peers
„	Peer group chosen purely from Asia-Pacific refining and petrochemical companies

„	On a Price / EPS basis, Jilin Chemical trades at a substantial discount to both the China comparables and the regional peers

„	On a FV / EBITDA basis, Jilin Chemical trades at an approximate 15% discount to the China comparables and an approximate 97% discount to the regional peers
Comparison of Jilin Chemical to Regional Peers

Valuation Multiples	Stock	Market	Price/EPS				Firm	Firm Value / EBITDA
(Dollars in Millions, Except Stock Price)	Price(a)	Cap.	2005E		2006E		Value(b)	2005E		2006E

Chinese Cos
Sinopec Shanghai Petrochemical Co Ltd	$0.38	$3,264	5.5	x	6.1	x	$3,984	4.6	x	5.2	x
Sinopec Zhenhai Refining & Chemical Co	1.09	2,686	7.3		6.7		2,509	3.9		3.4

Thai Cos
PTT Public Co Ltd	$5.22	$14,447	8.5	x	8.4	x	$17,780	7.6	x	7.1	x
National Petrochemical PCL	3.42	1,044	10.7		9.9		1,078	6.3		6.3

Taiwanese Cos
Formosa Petrochemicals Corp	$2.06	$17,315	12.0	x	13.0	x	$21,724	8.6	x	7.9	x
Formosa Chemicals & Fibre Corp	2.05	9,979	7.9		8.7		11,313	9.2		9.8

Other Asian Cos
TonenGeneral Sekiyu KK	$10.73	$6,293	15.7	x	16.3	x	$7,037	8.0	x	8.3	x
S Oil Corporation	75.83	8,199	10.3		11.0		8,530	6.4		6.8
Showa Shell Sekiyu KK	9.64	3,554	12.9		13.0		4,455	7.2		7.3
Singapore Petroleum Company	2.45	1,101	5.6		5.3		1,429	5.4		5.0

Median			9.4		9.3			6.8		6.9

Jilin Chemical Industrial Co. Ltd	$0.22	$1,270	5.2	x	6.4	x	$1,751	3.7	x	4.0	x

Note:	EBITDA and EPS estimates taken from Bloomberg as of May 13, 2005 NM: Not Meaningful.

(a)	Share Prices in USD

(b)	Firm Value equals market equity value plus straight debt, minority interest, less investments in unconsolidated affiliates and cash. Source: Bloomberg. Jilin estimates based on Deutsche Bank research report dated March 18, 2005
Jilin Chemical trades below its Chinese peers and considerably below its Asian peer group.
This suggests, subject to the continued performance, that a multiples uplift may occur in the future.
This, in turn, suggests now is the time to invest, if PetroChina is comfortable with forecasts.

Valuation Sensitivity – H Shares
„	We have performed an indicative valuation sensitivity to determine the relative multiple impact of adding a premium to Jilin Chemical’s H Share price to simulate what the implied valuation would be if an offer was made to H Share minority shareholders
Premium Analysis

		CMP (1)		Assumed Price Per Share
(RMB in millions, except per share data)		Rmb 1.80		Rmb 1.98		Rmb 2.16		Rmb 2.35

Premium (Discount) to: CMP		0.0%		10.0%		20.0%		30.0%
Current Market Price	Rmb 1.80
Market Capitalization(2)
(RMB Million)		6,424.6		7,067.1		7,709.5		8,352.0
(US$ Million)		776.3		853.9		931.5		1,009.1
Enterprise Value
(RMB Million)		10,406.3		11,048.8		11,691.3		12,333.7
(US$ Million)		1,257.4		1,335.0		1,412.6		1,490.2
Net Sales
2005E	Rmb 35,641.0	0.3	x	0.3	x	0.3	x	0.3	x
2006E	33,552.0	0.3		0.3		0.3		0.4
EBITDA
2005E	Rmb 3,875.0	2.7	x	2.9	x	3.0	x	3.2	x
2006E	3,591.0	2.9		3.1		3.3		3.4
P/E
2005E	Rmb 0.57	3.2	x	3.5	x	3.8	x	4.1	x
2006E	0.46	3.9	x	4.3	x	4.7	x	5.1	x

(1)	Stock price as of May 13, 2005

(2)	Based on all shares at H Share price
10.0x
EV/EBITDA 10% 20% 30% 8.0x Median = 6.8x
6.0x 9.2 8.6 4.0x 8.0 7.6 7.2 6.4 6.3 5.4 4.6 2.0x 3.9
2.7
0.0x
FCFCL FPCL TGSK PTT SSSK SOIL NPC SPC SPCL ZRCC JCIC
280 2.4 Equity Value (US$ MM) Price / Share 270 2.3 2.2 260 2.1 250 2.0 240 1.9 230 1.8 220 1.7 210 1.6 Acquisition Cost (RMB per Share Implied Acqu Cost for Minorities (US$ MM) 200 1.5 Current 5% 10% 15% 20% 25% 30% Market Price
If a 20% to 30% premium was added to Jilin Chemical’s current share price, the impact would be to bring its valuation in-line with its Chinese comparables.
If we assume a 10% to 20% premium on Jilin Chemical’s current H Share price then the minority equity cost would US$231 to US$252 million.

Valuation Sensitivity — A Shares
▶	We have performed an indicative valuation sensitivity to determine the relative multiple impact of adding a premium to Jilin Chemical’s A Share price to simulate what the implied valuation would be if an offer was made to the A Share minority shareholders
     Premium Analysis

		CMP(1)		Assumed Price Per Share
(RMB in millions, except per share data)		Rmb 3.32		Rmb 3.65		Rmb 3.98		Rmb 4.32

Premium (Discount) to: CMP		0.0%		10.0%		20.0%		30.0%
Current Market Price	Rmb 3.32
Market Capitalization(2)
(RMB Million)		11,822.8		13,005.1		14,187.3		15,369.6
(US$ Million)		1,428.5		1,571.3		1,714.2		1,857.0
Enterprise Value
(RMB Million)		15,804.5		16,986.8		18,169.1		19,351.3
(US$ Million)		1,909.6		2,052.4		2,195.3		2,338.1

Net Sales
2005E	Rmb 35,641.0	0.4	x	0.5	x	0.5	x	0.5	x
2006E	33,552.0	0.5		0.5		0.5		0.6

EBITDA
2005E	Rmb 3,875.0	4.1	x	4.4	x	4.7	x	5.0	x
2006E	3,591.0	4.4		4.7		5.1		5.4

P/E
2005E	Rmb 0.57	5.8	x	6.4	x	7.0	x	7.6	x
2006E	0.46	7.2	x	7.9	x	8.7	x	9.4	x

(1)	Stock price as of May 13, 2005

(2)	Based on all shares at A Share price
10.0x
EV/EBITDA 10% 20% 30% 8.0x Median = 6.8x
6.0x 9.2 8.6 4.0x 8.0 7.6 7.2 6.4 6.3 5.4 4.6 2.0x 3.9 4.1
0.0x
FCFCL FPCL TGSK PTT SSSK SOIL NPC SPC SPCL ZRCC JCIC
110 4.4 Equity Value (US$ MM) Price / Share 4.2 105
4.0 100
3.8 95 3.6
90 3.4 85 Acquisition Cost (RMB per Share
3.2 Implied Acquisition Cost for Minorities (US$ MM) 80 3.0 Current 5% 10% 15% 20% 25% 30% Market Price
If we assume a 10% to 20% premium on Jilin’s current A Share price then the minority equity cost would US$88 to US$96 million.

Total Cost to PetroChina of Acquiring Minorities
▶	We have assumed two different acquisition scenarios — cash acquisition and acquisition of Jilin using PetroChina’s shares

▶	The table below indicates the cost of acquiring Jilin Chemical’s minority positions for cash assuming that a premium of 10% to 30% is assumed, this implies a total acquisition cost of approximately US$291 to US$378 million
     Cost of Acquiring Minority Position

	CMP (1)	10% Premium	20% Premium	30% Premium

Price / Share paid to Minority
A Share (Rmb)	$3.32	$3.65	$3.98	$4.32
H Share (HK$)	1.70	1.87	2.04	2.21

Price / Share paid to Minority
A Share (2)	$0.40	$0.44	$0.48	$0.52
H Share (2)	0.22	0.24	0.26	0.28

Share Held With Minority (MM)
A Share	200.00	200.00	200.00	200.00
H Share	964.78	964.78	964.78	964.78

Payment to Minority Shareholders
A Share	$80	$88	$96	$104
H Share	210	231	252	273

Total	$291	$320	$349	$378

(1)	Stock price as of May 13, 2005

(2)	Exchange rate as of May 13, 2005 US$1 = RMB 8.2764 and US$1 = HK$7.79875
Citigroup’s preliminary analysis suggests that if PetroChina offered a 20% premium to the minority A Share and H Share holders then the total acquisition cost would be approximately US$349 million.
Citigroup would be delighted to undertake a comprehensive valuation analysis of Jilin Chemical should PetroChina wish to pursue this opportunity.

Total Cost to PetroChina of Acquiring Minorities — Cont’d
▶	We have also analysed the scenario that PetroChina acquires the minority positions using PetroChina shares as acquisition currency

▶	We have made the assumption that PetroChina’s shares has the value of HK$4.75 per share
Cost of Acquiring Minority Position

	CMP (1)	10% Premium	20% Premium	30% Premium

Price / Share paid to Minority
A Share (Rmb)	$3.32	$3.65	$3.98	$4.32
H Share (HK$)	1.70	1.87	2.04	2.21

Price / Share paid to Minority (US$)
A Share (2)	$0.40	$0.44	$0.48	$0.52
H Share (2)	0.22	0.24	0.26	0.28

Share Held With Minority (MM)
A Share	200.00	200.00	200.00	200.00
H Share	964.78	964.78	964.78	964.78

Cost of Acquisition (US$ MM)	$291	$320	$349	$378

PetroChina Share Price
PetroChina (HK$)	$4.75	$4.75	$4.75	$4.75
PetroChina (US$)	0.61	0.61	0.61	0.61

Conversion Ratios
PetroChina / A Share	0.66	0.72	0.79	0.86
PetroChina / H Share	0.36	0.39	0.43	0.47

Number of PetroChina Shares (MM)

A Share	132	145	158	171
H Share	345	380	414	449

Total	477	525	572	620

% of PetroChina’s Equity	0.27%	0.30%	0.33%	0.35%

(1)	Stock prices as of May 13, 2005

(2)	Exchange rate as of May 13, 2005 US$1 = RMB 8.2764 and US$1 = HK$7.79875
Citigroup’s preliminary analysis suggests that if PetroChina offered PetroChina shares as currency, assuming a 20% premium to the minority A Share and H Share holders, then PetroChina would need to issue approximately 570mm shares or 0.33% of PetroChina’s outstanding shares.

5 KEY CONSIDERATIONS FOR THE OFFERING PROCESS

Common Issues in Going Private Transactions
     Typical issues to consider in “going private” transactions
▶	Potential difficulties in achieving synergies through going private transactions

▶	Financing availability for completing the privatization

▶	Risks of failing to squeeze out minority shareholders

▶	Potential premium valuation to be paid to public shareholders

▶	Constraints on capital raising flexibility once public listing is removed

▶	Inability to provide direct incentive for target’s management (e.g. stock options)

▶	Potential to lose distinct subsidiary investors

▶	Difficulties in “catching” a good market window
There are a number of issues to consider in going private transactions. The Company should carefully assess all potential legal, tax, and accounting issues.
A third-party advisor can be instrumental in mitigating these risks by providing a prudent and independent view on transactions.

Specific Issues to be Considered by PetroChina
Multiple Listing Locations
▶	Jilin Chemical is listed on the Hong Kong Stock Exchange (“HKSE”) in the form of H shares, on the New York Stock Exchange (“NYSE”) in the form of ADRs and Shenzhen Stock Exchange (“SZSE”) in the form of A shares. This will require simultaneous compliance and cross border co-ordination for multiple regulations, various approvals, issues of valuation premiums across various underlying securities (i.e. H share vs. A Share)

▶	Same level of disclosure required for all classes of shareholders so the most stringent regulations may apply

▶	Lack of successful precedent transactions on multi-listed companies for PetroChina to refer to
Minority Squeeze Out
▶	Under the PRC Company Law, there is no enforcement of compulsory acquisition. Therefore the tender offer approach may not work due to the potential risk of having minority shareholders against the transaction
Various Classes of Security
▶	While the ADRs have H Shares as the underlying security, H shares and A shares are not equal
PRC Regulatory Approvals and Exchange Rules
▶	The transaction requires approvals from the relevant PRC governmental and regulatory bodies (including approvals of the CSRC, SASAC and SAFE)

▶	Both PetroChina and Jilin Chemical are incorporated in PRC and subject to the PRC Company Law

▶	Both PetroChina and Jilin Chemical are listed on the HKSE. The proposed transactions would need to be cleared with SFC and HKSE and obey the Listing Rules and Takeover Codes

▶	Though Hong Kong regulators do not deem the proposed transaction as connected transactions, domestic regulators may do so, therefore PetroChina may abstain from voting in Jilin Chemical’s A share Special General Meeting
Independent Financial Advisor
▶	Usually the Independent Financial Advisor’s (“IFA”) opinions are required from Jilin Chemical’s Independent Board Committee
Requirements of Jilin Chemical Articles of Association
▶	Shareholders who oppose the proposal shall have the right to require Jilin Chemical or its shareholders who are in favor of such proposal to purchase their shares at a fair price. However, there is not a clear definition on how to determine what price is “fair”

▶	Jilin Chemical is required to notify its creditors within a period of 10 days from the date of the resolution approving the merger and make at least three newspaper announcements of the merger within 30 days of that date

Potential Structuring Alternatives
THERE ARE ONLY TWO POTENTIAL APPROACHES FOR PETROCHINA TO CONSIDER. HOWEVER, “MERGER BY ABSORPTION” MAY BE MORE REALISTIC FOR PETROCHINA.
Option 1: Tender Offer
▶	A simultaneous and cross-conditional tender offer for H Shares and ADRs of Jilin Chemical
•	Cross conditionality

•	Same terms, any offer made to H Share holders automatically applies to ADR holders

•	Offer could be structured either as a tender offer by PetroChina or by PetroChina’s subsidiary
▶	A simultaneous and cross-conditional tender offer for A shares of Jilin Chemical

▶	However, under the PRC Company Law, there is no enforcement of compulsory acquisition of minority shares. Any minority shareholders’ refusal to tender the shares could cause the failure of the tender offer
Option 2: Merger By Absorption
▶	A cash or shares offer by PetroChina for Jilin Chemical’s H shares/ADRs and A shares

▶	Will be viewed as a “going private” transaction for H Shares/ADRs and A shares by their respective regulators

▶	Once the Special General Meeting approves the Merger Agreement, if any minority shareholders refuse to sell their shares, the aquirer, PetroChina, will have to deposit the equivalent amount of cash (based on “fair price”) in the bank to make it available for those minority shareholders refuse to sell. Once the merger is effective, those minority shareholders will not be deemed as the shareholders of the new merged company and the merger would not be blocked
Given there is no provisions of compulsory acquisition of minority shares under PRC Company Law, merger by absorption would have less potential execution risks than tender offer.
Citigroup will work with domestic and overseas legal counsel to identify a optimal transaction structure for PetroChina.

Case Study: Beijing Yanhua Privatization
Key Terms
▶	Sinopec Corp.’s wholly owned subsidiary, Beijing Feitian, entered into the Merger Agreement with Beijing Yanhua by absorption of Beijing Yanhua shares under Article 184 of the PRC Company Law at the cancellation price of HK$ 3.80 per Beijing Yanhua H share

▶	Beijing Feitian will (1) for H shares: pay the Cancellation Price per Beijing Yanhua H Share in cash to the Beijing Yanhua H Shareholders for the cancellation of all Beijing Yanhua H Shares, and (2) For domestic shares: issue RMB4,163,335,400 of new registered capital of Beijing Feitian, representing an amount equal to 70% of the NAV of Beijing Yanhua as at December 31st 2003, to Sinopec Corp., being the sole holder of all the Beijing Yanhua Domestic Shares

▶	The Cancellation Price represents a premium of approximately 10.9% over the closing price of HK$3.425 per Beijing Yanhua H Share as quoted on the HKSE on December 21st 2004 (being the last date of trading prior to the suspension of trading of the Beijing Yanhua H Shares)
Key Regulatory Approvals
▶	The Proposal requires approvals from the relevant PRC governmental and regulatory bodies (including approvals of, inter alia, the CSRC (if applicable), SASAC and SAFE)
Requirements by the Articles of Association of Beijing Yanhua and PRC Company Law
▶	Any Beijing Yanhua Shareholder who has opposed the Proposal may request Beijing Yanhua or other Beijing Yanhua Shareholders who have approved the Proposal to acquire its Beijing Yanhua Shares at a “fair price”. If more than 5% of the Beijing Yanhua H Shareholders make such request, the Merger will lapse, unless Beijing Feitian decides to waive this condition

▶	As required under the PRC Company Law, the Merger requires the approval of no less than two-thirds of the Beijing Yanhua Shareholders attending the Special General Meeting. According to the PRC Company Law and the Beijing Yanhua Articles, Sinopec Corp. is eligible to vote in the Special General Meeting. Sinopec Corp. intends to vote for the Proposal in the Special General Meeting

▶	Beijing Yanhua is also required by the PRC Company Law and the Beijing Yanhua Articles to notify its creditors of the Proposal
Sinopec and Beijing Yanhua’s merger by absorption announced on December 29th, 2004 is the most recent H share company privatization precedent.
However, the proposed PetroChina / Jilin Chemical transaction is more complicated given Jinlin Chemical is also an A share listed company.

Case Study: Beijing Yanhua Privatization
Hong Kong Takeovers Code
▶	Under Rule 2.10 of the Takeovers Code, the resolution of the Independent Beijing Yanhua Shareholders will only be considered to have been passed if (i) the Proposal is approved by at least 75% of the votes attaching to the Beijing Yanhua H Shares of the Independent Beijing Yanhua Shareholders that are cast either in person or by proxy at the Special General Meeting of the Independent Beijing Yanhua Shareholders; and (ii) the number of votes cast against the resolution at the special General Meeting of the Independent Beijing Yanhua Shareholders is not more than 10% of the votes attaching to all the Beijing Yanhua H Shares held by all the Independent Beijing Yanhua Shareholders (i.e. not more than 101,200,000 Beijing Yanhua H Shares, based on 1,012,000,000 Beijing Yanhua H Shares issued and held by the Independent Beijing Yanhua Shareholders as at the Latest Practicable Date)
Merger Rationale
▶	Consolidate and strengthen the management of Sinopec Corp. and Beijing Yanhua

▶	Reinforce the business value chain of Beijing Yanhua through the vertical integration of Beijing Yanhua’s petrochemical assets with the upstream refining operation of Sinopec Corp.

▶	Consolidate Sinopec Corp.’s resources and realize potential synergies

▶	Effectively eliminate intra-group competition

▶	Offer all Beijing Yanhua H Shareholders a unique opportunity to realize their investments in Beijing Yanhua at a cash consideration which represents a premium over the market price of Beijing Yanhua H Shares

6 CONCLUSIONS AND NEXT STEPS

Conclusions and Next Steps
▶	Citigroup believe the acquisition of the minority stake in Jilin Chemical would be well received by the market subject to the acquisition price remaining within a 20% premium of Jilin’s current share price as the implied transaction multiples would lie within the range of the trading comparable

▶	Since we last reviewed this opportunity for PetroChina in January 2005, Jilin’s share price has fallen by 47% (HK$2.5 to HK$1.7 per share). Therefore, Citigroup believe Jilin is even more undervalued relative to its peers and hence offers a potential multiple re-rating opportunity for PetroChina whilst providing comfort to the market of PetroChina’s commitment to corporate structure transparency and ensure maximization of returns to its shareholders

▶	The acquisition would make both strategic and financial sense as Jilin will benefit from the historically high margins and the strong demand growth profile of China. It is important to note however, that analysts’ believe the margins to be peaking in 2005

▶	Fundamental analysis of China’s sustained economic growth backs up this assumption and the refining market gets additional demand growth for refined products and petrochemicals

▶	Citigroup will be delighted to work with PetroChina in further refining these considerations and evolving a feasible structuring plan with legal and regulatory inputs

▶	Should PetroChina wish to pursue this opportunity then Citigroup would be delighted to undertake a comprehensive due diligence exercise to determine the appropriate offer price and work with PetroChina’s legal counsel on structuring the transaction
Citigroup would be delighted to assist PetroChina in the acquisition of Jilin Chemical’s minority shareholders should PetroChina wish to pursue this opportunity.

APPENDIX

A. Overview of Regulations

Pure H Share Privatization Overview
     THERE ARE THREE OPTIONS FOR TAKING A H SHARE LISTED COMPANY PRIVATE:
The risk of minority standing at the end of the transaction should be minimized
The structure should not have adverse tax consequences on either party
Selected structure should minimize disclosure, due diligence, and time requirements on the managements
Process should be carried out with full transparency and communication to independent investors
Structure contemplates an tender offer by PetroChina or any of its fully owned subsidiaries
Can be made conditional
Offers minority squeeze out provisions
Based on the laws at the place of incorporation of the subsidiaries
Can be sponsored by either the Parent or the subsidiaries
Company sponsored
Can not be made conditional
It should be noted that many of the regulations are quite unclear and detailed legal advice will need to be sought prior to devising a comprehensive plan

NYSE ADR Privatization Overview
THERE ARE THREE OPTIONS FOR TAKING LISTED COMPANY PRIVATE:
The risk of minority standing at the end of the transaction should be minimized
The structure should not have any adverse tax consequences and should utilize available tax shields Selected structure should minimize disclosure, due diligence, and time requirements on management
Process should be carried out with full transparency and communication to all investors of both PetorChina and Jilin Chemical
The most viable consideration to minority shareholders will be cash
The most common initial strategy for the elimination of a minority interest is through an approach to Jilin Chemical’s Board of Directors:
Initial discussion typically includes an offer with indicative pricing
Exploratory discussions possible but raises disclosure issues
Jilin Chemical forms Special Committee of its Board, which retains special counsel and financial advisor
Transaction can be completed either through a merger or tender offer
The more aggressive but more certain approach:
A direct approach to Jilin Chemical’s shareholders can be used to bypass the Board/Special Committee to obtain the support of shareholders
Jilin Chemical will likely form independent committee which may attempt to negotiate a higher price
With 90% of the stock obtained, a short-form merger is possible
Litigation exposure may be reduced by obtaining a fairness opinion (with respect to the minority shareholders) and conditioning the offer on receipt of a majority of the minority public float
Controlling shareholder exercises full rights as controlling shareholder to unilaterally effect merger

Any terms set forth herein are intended for discussion purposes only and are subject to the final terms as set forth in separate definitive written agreements.
Prior to entering into any transaction contemplated hereby (a “Transaction”) you should determine, without reliance upon us or our affiliates, the economic risks and merits (and independently determine that you are able to assume these risks), as well as the legal, tax and accounting characterizations and consequences of any such Transaction. In this regard, by accepting this presentation, you acknowledge that (a) we are not in the business of providing (and you are not relying on us for) legal, tax or accounting advice, (b) there may be legal, tax or accounting risks associated with any Transaction, (c) you should receive (and rely on) separate and qualified legal, tax and accounting advice and (d) you should apprise senior management in your organization as to such legal, tax and accounting advice (and any risks associated with any Transaction) and our disclaimer as to these matters.
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